US$1,250,000,000	FILED PURSUANT TO RULE 433
2.650% SENIOR NOTES DUE 2015	FILE NO. 333-172562

Terms and Conditions:
Issuer:	Citigroup Inc.
Ratings:	A3 (negative watch)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	February 22, 2012
Settlement Date:	February 29, 2012 (T+5 days)
Maturity:	March 2, 2015
Par Amount:	U.S. $1,250,000,000
Semi-Annual Coupon:	2.650% per annum
Re-offer Spread to Benchmark:	T3 + 230 basis points
Re-offer Yield:	2.711% per annum
Public Offering Price:	99.825%
Net Proceeds to Citigroup:	$1,244,687,500 (before expenses).
Interest Payment Dates:	The 2nd day of each March and September, commencing September 2, 2012 (long first coupon). Following business day convention.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Nomura Securities International Inc. UBS Securities LLC

US$1,250,000,000	FILED PURSUANT TO RULE 433
2.650% SENIOR NOTES DUE 2015	FILE NO. 333-172562

Junior Co-Managers

Banca IMI S.p.A

Barclays Capital Inc.

BNP Paribas Securities Corp.

Cabrera Capital Markets, LLC

Commerz Markets LLC

Credit Suisse Securities (USA) LLC

Guzman & Company

Lebenthal & Co., LLC

Lloyds Securities Inc.

Muriel Siebert & Co., Inc.

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

UniCredit Capital Markets LLC

The Williams Capital Group, L.P.

CUSIP:	172967 FY 2

ISIN:	US172967FY29

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.